

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Mariano Scagliarini
General Counsel
Despegar.com, Corp.
Juana Manso 1069, Floor 5
Ciudad Autónoma de Buenos Aires, Argentina C1107CBU

> **Re: Despegar.com, Corp.**
> **Registration Statement on Form F-3**
> **Filed February 23, 2021**
> **File No. 333-253401**

Dear Mr. Scagliarini:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Juan Francisco Mendez, Esq,